Filed Pursuant to Rule 424(b)(3)
Registration No. 333-222630
BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
SUPPLEMENT NO. 2 DATED DECEMBER 14, 2018
TO THE PROSPECTUS DATED SEPTEMBER 5, 2018
This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Diversified Property Fund Inc., dated September 5, 2018, as supplemented by Supplement No. 1, dated November 15, 2018 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purpose of this Supplement is to disclose:

•	the transaction price for each class of our common stock as of January 1, 2019;

•	the calculation of our November 30, 2018 NAV per share, as determined in accordance with our valuation procedures, for each of our share classes;

•	the status of this offering;

•	an update to the risk factors;

•	an update to our share redemption program;

•	an update to our valuation procedures;

•	an update to the conflict resolution procedures related to the allocation of investment opportunities;

•	an update to our plan of distribution; and

•	updated experts information.

•	JANUARY 1, 2019 TRANSACTION PRICE
The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of January 1, 2019 (and redemptions as of December 31, 2018) is as follows:

Share Class	Transaction Price (per share)
Class T	$7.4999
Class S	$7.4999
Class D	$7.4999
Class I	$7.4999
Class E	$7.4999
The transaction price for each of our share classes is equal to such class’s NAV per share as of November 30, 2018. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

•	NOVEMBER 30, 2018 NAV PER SHARE
Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.blackcreekdiversified.com and is also available on our toll-free, automated telephone line at (888) 310-9352. Please see “Net Asset Value Calculation and Valuation Procedures” in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by the Independent Valuation Firm. All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our Independent Valuation Firm.
As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”) held by third parties, and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.

The following table sets forth the components of our NAV as of November 30, 2018 and October 31, 2018:

	As of
(in thousands)	November 30, 2018	October 31, 2018
Office properties	$1,104,200	$1,103,150
Retail properties	864,400	863,700
Industrial properties	108,750	108,750
Total investments	$2,077,350	$2,075,600
Cash and other assets, net of other liabilities	(13,108)	(8,764)
Debt obligations	(1,010,659)	(1,010,202)
Aggregate Fund NAV	$1,053,583	$1,056,634
Total Fund Interests outstanding	140,479	140,173
The following table sets forth the NAV per Fund Interest as of November 30, 2018 and October 31, 2018:

(in thousands, except per Fund Interest data)	Total	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class E OP Units
As of November 30, 2018
Monthly NAV	$1,053,583	$20,662	$68,108	$20,627	$276,807	$588,462	$78,917
Fund Interests outstanding	140,479	2,755	9,081	2,750	36,908	78,463	10,522
NAV Per Fund Interest	$7.4999	$7.4999	$7.4999	$7.4999	$7.4999	$7.4999	$7.4999
As of October 31, 2018
Monthly NAV	$1,056,634	$20,090	$61,573	$20,243	$275,601	$599,364	$79,763
Fund Interests outstanding	140,173	2,665	8,168	2,686	36,561	79,512	10,581
NAV Per Fund Interest	$7.5381	$7.5381	$7.5381	$7.5381	$7.5381	$7.5381	$7.5381
Under GAAP, we record liabilities for ongoing distribution fees (i) that we currently owe the Dealer Manager under the terms of our Dealer Manager agreement and (ii) for an estimate that we may pay to the Dealer Manager in future periods for shares of our common stock. As of November 30, 2018, we estimated approximately $7.2 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.
The valuation for our real properties as of November 30, 2018 was provided by the Independent Valuation Firm in accordance with our valuation procedures and determined starting with the appraised value. Certain key assumptions that were used by our Independent Valuation Firm in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type.

	Office	Retail	Industrial	Weighted-Average Basis
Exit capitalization rate	6.37%	6.44%	6.13%	6.39%
Discount rate / internal rate of return (“IRR”)	7.17%	6.97%	7.26%	7.09%
Annual market rent growth rate	3.04%	2.90%	2.82%	2.97%
Average holding period (years)	10.2	10.1	9.4	10.1
A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Retail	Industrial	Weighted-Average Values
Exit capitalization rate (weighted-average)	0.25% decrease	2.71%	2.42%	2.86%	2.60%
	0.25% increase	(2.50)%	(2.24)%	(2.63)%	(2.40)%
Discount rate (weighted-average)	0.25% decrease	2.07%	1.94%	1.83%	2.00%
	0.25% increase	(2.02)%	(1.90)%	(1.79)%	(1.96)%

The valuation of our debt obligations as of November 30, 2018 was in accordance with fair value standards under GAAP. The key assumption used in the discounted cash flow analysis was the market interest rate. Market interest rates relating to the underlying debt obligations are based on unobservable Level 3 inputs, which we have determined to be our best estimate of current market interest rates of similar instruments. The weighted-average market interest rate used in the November 30, 2018 valuation was 4.00%.
A change in the market interest rates used would impact the calculation of the fair value of our debt obligations. For example, assuming all other factors remain constant, a decrease in the weighted-average market interest rate of 0.25% would increase the fair value of our debt obligations by approximately 0.13%. Alternatively, assuming all other factors remain constant, an increase in the weighted-average market interest rate of 0.25% would decrease the fair value of our debt obligations by approximately 0.23%.
Our hedge instruments are valued based on market expectations of future interest rates (the “forward interest rate curve”). An upward shift in the forward interest rate curve would increase the value of our current hedge positions, resulting in a positive impact to our NAV, and a downward shift in the forward interest rate curve would decrease the value of our current hedge positions, resulting in a negative impact to our NAV.

•	STATUS OF THIS OFFERING
As of December 1, 2018, we had raised gross proceeds of approximately $45.6 million from the sale of approximately 6.0 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $2.4 million. As of December 1, 2018, approximately $2.95 billion in shares remained available for sale pursuant to this offering, including approximately $497.6 million in shares available for sale through our distribution reinvestment plan.

•	RISK FACTORS
The following risk factor supersedes and replaces the similar risk factor in the section of the Prospectus titled “Risk Factors—Risks Related to Conflicts of Interest”:
We will compete with entities sponsored or advised by affiliates of the Sponsor, for whom affiliates of the Sponsor provide certain advisory or management services, for opportunities to acquire or sell investments, and for customers, which may have an adverse impact on our operations.
We will compete with entities sponsored or advised by affiliates of the Sponsor, whether existing or created in the future, as well as entities for whom affiliates of the Sponsor provide certain advisory or management services, for opportunities to acquire, lease, finance or sell certain types of properties. We may also buy, finance or sell properties at the same time as these entities are buying, financing or selling properties. In this regard, there is a risk that we will purchase a property that provides lower returns to us than a property purchased by entities sponsored or advised by affiliates of the Sponsor and entities for whom affiliates of the Sponsor provide certain advisory or management services.
Certain entities sponsored or advised by affiliates of the Sponsor own and/or manage properties in geographical areas in which we expect to own properties. Therefore, our properties may compete for customers with other properties owned and/or managed by these entities. The Advisor may face conflicts of interest when evaluating customer leasing opportunities for our properties and other properties owned and/or managed by these entities and these conflicts of interest may have a negative impact on our ability to attract and retain customers. The Sponsor and the Advisor have implemented lease allocation guidelines to assist with the process of the allocation of leases when we and certain other entities to which affiliates of the Advisor are providing certain advisory services have potentially competing properties with respect to a particular customer. Pursuant to the lease allocation guidelines, if we have an opportunity to bid on a lease with a prospective customer and one or more of these other entities has a potentially competing property, then, under certain circumstances, we may not be permitted to bid on the opportunity and in other circumstances, we and the other entities will be permitted to participate in the bidding process. The lease allocation guidelines are overseen by a joint management committee consisting of our management committee and certain other management representatives associated with other entities to which affiliates of the Advisor are providing similar services.
Because affiliates of the Sponsor and the Advisor currently sponsor and in the future may advise other investment vehicles (each, an “Investment Vehicle”) with overlapping investment objectives, strategies and criteria, potential conflicts of interest may arise with respect to industrial real estate investment opportunities (“Industrial Investments”). In order to manage this potential conflict of interest, in allocating Industrial Investments among the Investment Vehicles, the Sponsor follows an allocation policy (the “Allocation Policy”) which currently provides that if the Sponsor or one of its affiliates is awarded and controls an Industrial Investment that is suitable for more than one Investment Vehicle, based upon various Allocation Factors (as defined below), including without limitation availability of capital, portfolio objectives, diversification goals, target investment markets, return requirements, investment timing and the Investment Vehicle’s applicable approval discretion and timing, then the Industrial Investment will be allocated to Investment Vehicles on a rotational basis and will be offered to the Investment Vehicle at the top of the rotation list (that is, the Investment Vehicle that has gone the longest without being allocated an Industrial Investment). If an Investment Vehicle on the list declines the Industrial Investment, it will be rotated to the bottom of the rotation list. Exceptions may be made to the Allocation Policy for (x) transactions necessary to accommodate an exchange pursuant to Section 1031 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or (y) characteristics of a particular Industrial Investment or Investment Vehicle, such as adjacency to an existing asset, legal, regulatory or tax concerns or benefits, portfolio balancing or other Allocation Factors, which make the Industrial Investment more advantageous to one of the Investment Vehicles. In addition, the Sponsor may from time to time specify that it will not seek new allocations for more than one Investment Vehicle until certain minimum allocation levels are reached. “Allocation Factors” are those allocation factors that the Sponsor maintains and updates from time to time based on review by the Sponsor’s Head of Real Estate.
The Sponsor may from time to time grant to certain Investment Vehicles certain exclusivity, rotation or other priority (each, a “Special Priority”) with respect to Industrial Investments or other investment opportunities. The only currently existing Special Priority has been granted to Build-to-Core Industrial Partnership III LLC (“BTC III”), pursuant to which BTC III will be presented one out of every three qualifying development Industrial Investments (subject to the terms and conditions of the BTC III partnership agreement) until such time as capital commitments thereunder have been fully committed. The Sponsor or its affiliates may grant additional Special Priorities in the future and from time to time. In addition, to the extent that a potential conflict of interest arises with respect to an investment opportunity other than an Industrial Investment, the Sponsor currently expects to manage the potential conflict of interest by allocating the investment in accordance with the principles of the Allocation Policy the Sponsor follows with respect to Industrial Investments.
The Sponsor may modify its overall allocation policies from time to time. Any changes to the Sponsor’s allocation policies will be timely reported to our Conflicts Resolution Committee. The Advisor will be required to provide information to our board of directors on a quarterly basis to enable our board of directors, including the independent directors, to determine whether such policies are being fairly applied.

•	SHARE REDEMPTION PROGRAM
The following sentence replaces the second sentence in the fourth paragraph under the heading “Description of Capital Stock—Share Redemption Program—Early Redemption Deduction” in the Prospectus.
The currently designated key persons are Richard D. Kincaid, Dwight L. Merriman III, Gregory M. Moran and James R. Mulvihill and any individual appointed by a majority of our independent directors to replace such key persons as described below.
The following is added as a third paragraph under the heading “Description of Capital Stock—Share Redemption Program—Sources of Funds for Redemptions” in the Prospectus.
This share redemption program may limit our ability to make new investments or increase the current distribution rate if we experience redemption demand in excess of capacity over any two-year period. This share redemption program requires that if during any consecutive 24-month period (the “Pro-Rata Period”), we do not have at least one month in which we fully satisfy 100% of properly submitted redemption requests or accept all properly submitted tenders in a self-tender offer for our shares, we will not make any new investments (excluding short-term cash management investments under 30 days in duration) and we will use all investable assets to satisfy redemption requests (subject to the limitations under this program) until all outstanding requests are satisfied. “Investable assets” includes net proceeds from new subscription agreements, unrestricted cash, proceeds from marketable securities, proceeds from the distribution reinvestment plan, and net cash flows after any payment, accrual, allocation, or liquidity reserve associated with costs in the normal course of owning, operating and selling real estate, debt service, redemption of holders of OP Units, repayment of debt, debt financing costs, current or anticipated debt covenants associated with existing debt, funding commitments related to real estate (provided that, any such funding commitments related to the acquisition of property were made prior to the second half of the Pro-Rata Period), master lease payments pursuant to the DST Program, general and administrative expenses, organizational and offering costs, asset management and advisory fees, performance or actions under existing contracts, obligations under our organizational documents or those of our subsidiaries (provided that any such obligation, other than an immaterial obligation or an obligation or change requested by a federal or state regulatory body, existed prior to such Pro-Rata Period), obligations imposed by law, regulations, courts or arbitration, or distributions (whether for stockholders or other investors in the company or its subsidiaries) or establishment of an adequate liquidity reserve as determined by our board of directors. The Advisor will also defer its incentive fee until all redemption requests are satisfied. Furthermore, our board of directors and management will consider additional ways to improve shareholder liquidity through this share redemption program or otherwise. The purpose of this provision is to use all available investable assets to satisfy redemption requests in such a situation as described above. Exceptions to the limitations of this paragraph may be made to complete like-kind exchanges under Section 1031 of the Code necessary to avoid adverse tax consequences, or to take actions necessary to maintain our qualification as a REIT under the Code.

•	VALUATION PROCEDURES
The following disclosure replaces the similar disclosure under the heading “Net Asset Value Calculation and Valuation Procedures” in the Prospectus and all similar disclosure in the Prospectus.
Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. As a public company, we are required to issue financial statements generally based on historical cost in accordance with GAAP. To calculate our NAV for the purpose of establishing a purchase and redemption price for our shares, we have adopted a model, as explained below, which adjusts the value of certain of our assets from historical cost to fair value. As a result, our NAV may differ from the amount reported as stockholder’s equity on the face of our financial statements prepared in accordance with GAAP. When the fair value of our assets and liabilities are calculated for the purposes of determining our NAV per share, the calculation is done using widely accepted methodologies and, as appropriate, the GAAP principles within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification under Topic 820, Fair Value Measurements and Disclosures. However, our valuation procedures and our NAV are not subject to GAAP and will not be subject to independent audit. Our NAV may differ from equity reflected on our audited financial statements, even if we are required to adopt a fair value basis of accounting for GAAP financial statement purposes in the future. Furthermore, no rule or regulation requires that we calculate NAV in a certain way. Although we believe our NAV calculation methodologies are consistent with standard industry principles, there is no established practice among public REITs, whether listed or not, for calculating NAV in order to establish a purchase and redemption price. As a result, other public REITs may use different methodologies or assumptions to determine NAV.
Valuation of Real Property
Independent Valuation Firm
With the approval of our board of directors, including a majority of our independent directors, we have engaged Altus Group U.S., Inc., an independent valuation firm (the “Independent Valuation Firm”), to serve as our independent valuation firm with respect to the monthly valuation of our real property portfolio. Altus Group is a multidisciplinary provider of independent, commercial real estate consulting and advisory services in multiple offices around the world, including Canada, the U.K., Australia, the United States and Asia Pacific. Altus Group is engaged in the business of valuing commercial real estate properties and is not affiliated with us or our Advisor. The compensation we pay to the Independent Valuation Firm will not be based on the estimated values of our real property portfolio. Our board of directors, including a majority of our independent directors, may replace the Independent Valuation Firm. We will promptly disclose any changes to the identity or role of the Independent Valuation Firm in this prospectus and reports publicly filed with the Commission.
The Independent Valuation Firm discharges its responsibilities in accordance with our real property valuation procedures described below and under the oversight of our board of directors. Our board of directors is not involved in the day-to-day valuation of the real property portfolio, but periodically receives and reviews such information about the valuation of the real property portfolio as it deems necessary to exercise its oversight responsibility. While our Independent Valuation Firm is responsible for providing our real property valuations, our Independent Valuation Firm is not responsible for and does not prepare our monthly NAV.
The Independent Valuation Firm is engaged to provide our monthly real property portfolio valuation and to help us manage the property appraisal process, and also to confirm the Advisor’s estimates of the fair market values of our debt liabilities and debt investments. The Independent Valuation Firm may be engaged to provide additional services, including providing an independent valuation or appraisal of any of our other assets or liabilities (contingent or otherwise), in the future. The Independent Valuation Firm and its affiliates may from time to time in the future perform other commercial real estate and financial advisory services for our Advisor and its related parties, or in transactions related to the properties that are the subjects of the valuations being performed for us, or otherwise, so long as such other services do not adversely affect the independence of the applicable appraiser as certified in the applicable appraisal report.
Monthly Valuation Process
The real property portfolio valuation, which is the largest component of our NAV calculation, is provided to us by the Independent Valuation Firm each month. The foundation for this valuation is periodic appraisals, as discussed further below. However, each month, the Independent Valuation Firm adjusts a real property’s valuation, as necessary, based on known events that have a material impact on the most recent value (adjustments for non-material events may also be made). For example, an unexpected termination or renewal of a material lease, a material change in vacancies, an unanticipated structural or environmental event at a property or material capital market events, among others, may cause the value of a property to change materially. Furthermore, the value of our properties is determined on an unencumbered basis. The effect of property-level debt on our NAV is discussed further below.
Using information derived from a variety of sources including, but not limited to, the property’s most recent appraisal, information from management and other information derived through the Independent Valuation Firm’s database, industry data and other sources, the Independent Valuation Firm determines the appropriate adjustment to be made to the estimated value of the property based on material events, which may include a change to underlying property fundamentals or cash flows or a change in overall market conditions. The Independent Valuation Firm collects reasonably available material information that it deems relevant in valuing our real estate portfolio. The Independent Valuation Firm relies in part on property-level information provided by the Advisor, including (i) historical and projected operating revenues and expenses of the property; (ii) lease agreements on the property; and (iii) information regarding recent or planned capital expenditures. Upon becoming aware of the occurrence of a material event impacting property-level information, the Advisor promptly notifies the Independent Valuation Firm. Any adjustment to the valuation of a property is performed as soon as practicable after a determination that a material change with respect to such property has occurred and the financial effects of such change are quantifiable by the Independent Valuation Firm. However, rapidly changing market conditions or material events may not be immediately reflected in our monthly NAV. The resulting potential disparity in our NAV may inure to the benefit of redeeming stockholders or non-redeeming stockholders and new purchasers of our common stock, depending on whether our published NAV per share for such class is higher or lower than the adjusted value of our NAV after material events have been considered. Any such adjustments are estimates of the market impact of material events to the appraised value of the property, based on assumptions and judgments that may or may not prove to be correct, and may also be based on limited information readily available at that time. As part of the oversight by our board of directors, on a periodic basis the Independent Valuation Firm provides our board of directors with reports on its valuation activity.
The primary methodology used to value properties is the income approach, whereby value is derived by determining the present value of an asset’s stream of future cash flows (for example, discounted cash flow analysis). Consistent with industry practices, the income approach incorporates subjective judgments regarding comparable rental and operating expense data, the capitalization or discount rate, and projections of future rent and expenses based on appropriate evidence. Other methodologies that may also be used to value properties include sales comparisons and replacement cost approaches. Because the property valuations involve significant professional judgment in the application of both observable and unobservable attributes, the calculated value of our real property assets may differ from their actual realizable value or future appraised value. Our real estate portfolio valuation may not reflect the liquidation value or net realizable value of our properties because the valuations performed by the Independent Valuation Firm involve subjective judgments and do not reflect any transaction costs the company might incur to dispose of our real estate assets. However, as discussed below, in some circumstances such as when an asset is anticipated to be acquired or disposed, we may apply a probability-weighted analysis to factor in a portion of potential transaction costs in our NAV calculation.
In conducting its investigation and analyses, our Independent Valuation Firm takes into account customary and accepted financial and commercial procedures and considerations as it deems relevant, which may include, without limitation, the review of documents, materials and information relevant to valuing the property that are provided by us or our Advisor. Although our Independent Valuation Firm may review information supplied or otherwise made available by us or our Advisor for reasonableness, it assumes and relies upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to it by any other party and does not undertake any duty or responsibility to verify independently any of such information. With respect to operating or financial forecasts and other information and data to be provided to or otherwise to be reviewed by or discussed with our Independent Valuation Firm, our Independent Valuation Firm assumes that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of our management, board of directors and Advisor, and relies upon us to advise our Independent Valuation Firm promptly if any material information previously provided becomes inaccurate or was required to be updated during the period of its review.
In performing its analyses, our Independent Valuation Firm makes numerous other assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond its control and our control, as well as certain factual matters. For example, unless specifically informed to the contrary, our Independent Valuation Firm assumes that we have clear and marketable title to each real estate property valued, that no title defects exist, that improvements were made in accordance with law, that no hazardous materials are present or were present previously, that no deed restrictions exist, and that no changes to zoning ordinances or regulations governing use, density or shape are pending or being considered. Furthermore, our Independent Valuation Firm’s analysis, opinions and conclusions are based upon market, economic, financial and other circumstances and conditions existing at or prior to the valuation, and any material change in such circumstances and conditions may affect our Independent Valuation Firm’s analysis, opinions and conclusions. Our Independent Valuation Firm’s appraisal reports may contain other assumptions, qualifications and limitations set forth in the respective appraisal reports that qualify the analysis, opinions and conclusions set forth therein.
The analyses performed by our Independent Valuation Firm do not address the market value of our common stock. Furthermore, the prices at which our real estate properties may actually be sold could differ from our Independent Valuation Firm’s analyses. Our Independent Valuation Firm’s valuation reports are not addressed to the public and may not be relied upon by any other person to establish an estimated value of our common stock and will not constitute a recommendation to any person to purchase or sell any shares of our common stock. In preparing its valuation reports, our Independent Valuation Firm does not solicit third-party indications of interest for our common stock in connection with possible purchases thereof or the acquisition of all or any part of our company.
Property Appraisals
Periodic real property appraisals serve as the foundation of the Independent Valuation Firm’s monthly real property portfolio valuation. The overarching principle of these appraisals is to produce valuations that represent fair and accurate estimates of the unencumbered values of our real estate or the prices that would be received for our real properties in arm’s-length transactions between market participants before considering underlying debt. The valuation of our real properties determined by the Independent Valuation Firm may not always reflect the value at which we would agree to buy or sell such assets and the value at which we would buy or sell such assets could materially differ from the Independent Valuation Firm’s estimate of fair value. Further, we do not undertake to disclose the value at which we would be willing to buy or sell our real properties to any prospective or existing investor. Each individual appraisal report for our assets is addressed solely to our company to assist the Independent Valuation Firm in providing our real property portfolio valuation.
We obtain ongoing appraisals pursuant to schedules prepared by the Independent Valuation Firm and our Advisor that are designed to conduct appraisals on each of our properties throughout any given calendar year. In order to provide a smooth and orderly appraisal process, we seek to have approximately 1/12th of the portfolio appraised by a third party each month, although we may have more or less appraised in a month. In no event will a calendar year pass without having each and every property valued by appraisal unless such asset is bought or sold in such calendar year. The acquisition price of newly acquired properties will serve as our appraised value for the calendar year of acquisition, and thereafter will be part of the appraisal cycle described above such that they are appraised at least every calendar year.
Appraisals are performed in accordance with the Code of Ethics and the Uniform Standards of Professional Appraisal Practices, or USPAP, the real estate appraisal industry standards created by The Appraisal Foundation. Each appraisal must be reviewed, approved and signed by an individual with the professional designation of MAI (“Member of the Appraisal Institute”). The Independent Valuation Firm is involved with the appraisal process, but we have engaged other independent valuation firms (“Appraisal Firms”) to provide appraisals for our properties. The Independent Valuation Firm confirms the reasonableness of the appraisal before reflecting any valuation change in its valuation of our real property portfolio. Real estate appraisals are reported on a free-and-clear basis (for example, no mortgage), irrespective of any property-level financing that may be in place. Such property-level financings ultimately are factored in and do reduce our NAV in a manner described in more detail below.
Portfolio Assets, Joint Ventures and Developments
Properties purchased or operated as a portfolio or held in a joint venture that acquires properties over time may be valued as a single asset, which may result in a different value than if they were valued as individual assets. Investments in joint ventures that hold properties are valued by the Independent Valuation Firm in a manner that is consistent with the procedures described above and approved by our board of directors, including a majority of our independent directors, with the agreed approach taking into account the size of our investment in the joint venture, the assets owned by the joint venture, the terms of the joint venture including any promotional interests, and other relevant factors. Development assets, if any, will be valued at estimated fair value and will join the appraisal cycle upon the earlier of stabilization or 12 months from substantial completion. Factors such as status of land entitlements, permitting and jurisdictional approvals are considered when determining the fair value of development and value-add assets.
Valuation of Real Estate-Related Assets
Real estate-related assets that we own or may acquire include, among other things, debt and equity interests backed principally by real estate, such as mortgage loans, participations in mortgage loans (i.e., A-Notes and B-Notes), mezzanine loans and publicly traded common and preferred stock of real estate companies. Real estate-related assets are included in the determination of our NAV based on their respective estimated fair values generally using widely accepted valuation methodologies. Pursuant to our valuation procedures, our board of directors, including a majority of our independent directors, approves the pricing sources of our real estate-related assets, which may include third parties or our Advisor or its affiliates. A third-party pricing source may, under certain circumstances, be our Independent Valuation Firm, subject to its acceptance of the additional engagement.
Mortgage Loans, Participations in Mortgage Loans and Mezzanine Loans
Individual investments in mortgages, mortgage participations and mezzanine loans are included in our determination of NAV based on estimated fair value. Such estimates of fair value are prepared by our Advisor and confirmed by the Independent Valuation Firm.
Private Real Estate-Related Assets
Investments in privately placed debt instruments and securities of real estate-related operating businesses (other than joint ventures), such as real estate development or management companies, are valued at estimated fair value. In evaluating the value of our interests in certain commingled investment vehicles (such as private real estate funds), values periodically assigned to such interests by the respective issuers or broker-dealers may be relied upon.
Publicly Traded Real Estate-Related Assets
Publicly traded debt and equity real estate-related securities (such as REIT bonds) that are not restricted as to salability or transferability are valued monthly on the basis of publicly available information. Generally, to the extent the information is available, such securities are valued at the last trade of such securities that was executed at or prior to closing on the valuation day or, in the absence of such trade, the last “bid” price. Market quotations may be obtained from third-party pricing service providers or broker-dealers. The value of publicly traded debt and equity real estate-related securities that are restricted as to salability or transferability may be adjusted by the pricing source for a liquidity discount. In determining the amount of such discount, consideration will be given to the nature and length of such restriction and the relative volatility of the market price of the security.
Valuation of Other Assets
Other assets include, but may not be limited to, derivatives, credit rated government and corporate debt securities, publicly traded equity securities, cash and cash equivalents and accounts receivable. Estimates of the fair values of other assets are determined using widely accepted methodologies and, where available, on the basis of publicly available information. Subject to the board of directors’ approval, pricing sources may include third parties or the Advisor or its affiliates.
Valuation of Liabilities
We will include an estimate of the fair value of our liabilities as part of our NAV calculation. These liabilities will include, but may not be limited to, fees and reimbursements payable to the Advisor and its affiliates, accounts payable and accrued expenses, property-level mortgages, corporate-level credit facilities and other liabilities. Pursuant to our valuation procedures, our board of directors, including a majority of our independent directors, approves the pricing sources of our liabilities which may include third parties or our Advisor or its affiliates.
Estimates of fair value for property-level mortgages and corporate-level credit facilities, will be prepared by our Advisor and confirmed by the Independent Valuation Firm. Costs and expenses incurred to secure such financings are amortized over the life of the applicable loan. Unless costs can be specifically identified, we allocate the financing costs and expenses incurred with obtaining multiple loans that are not directly related to any single loan among the applicable loans, generally pro rata based on the amount of proceeds from each loan.
Under applicable GAAP, we record liabilities for distribution fees that we (i) currently owe the Dealer Manager under the terms of our dealer manager agreement and (ii) for an estimate that we may pay to our Dealer Manager in future periods. However, we do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time should not include consideration of any estimated future distribution fees that may become payable after such date.
Valuation of Assets and Liabilities Associated with the DST Program
We have initiated the DST Program to raise capital in private placements through the sale of beneficial interests in specific Delaware statutory trusts holding real properties (each a “BCX Property” and collectively, the “BCX Properties”). BCX Properties may be sourced from properties currently indirectly owned by our Operating Partnership, or may be newly acquired. Pursuant to the DST Program, we, through a subsidiary of our Operating Partnership, hold a long-term leasehold interest in each BCX Property pursuant to a master lease that is guaranteed by the Operating Partnership, while third-party investors own the BCX Property through a Delaware statutory trust. Under the master lease, the Operating Partnership acts as a landlord to the occupying tenants and is responsible for subleasing the BCX Property to occupying tenants, which means that we bear the risk that the underlying cash flow from the BCX Property may be less than the master lease payments. Additionally, the Operating Partnership will retain a fair market value purchase option giving it the right, but not the obligation, to acquire the beneficial interests in the Delaware statutory trusts from the investors at a later time in exchange for units in the Operating Partnership (the “FMV Option”).
Due to our continuing involvement with the BCX Properties through the master lease and the FMV Option, we include BCX Properties in our determination of NAV at fair market value in the same manner as described under “Valuation of Real Estate Related Assets”. In addition, the cash received or a loan made in exchange for the sale of interests in a BCX Property will be valued as assets and shall initially equal the value of the real estate subject to the master lease, which will be valued as a liability. Accordingly, the sale of interests in a BCX Property has no initial net effect to our NAV. Thereafter, the Independent Valuation Firm will value the real estate subject to the master lease liability quarterly using a discounted cash flow methodology. Therefore, any differences between the fair value of the underlying real estate and the fair value of the real estate subject to the master lease obligations will accrue into our NAV quarterly. The Advisor will value any loan assets used to purchase interests in the DST Program using the same methodology used to value our other debt investments, with such values confirmed by the Independent Valuation Firm.
NAV and NAV per Share Calculation
Our NAV per share is calculated as of the last calendar day of each month for each of our outstanding classes of stock and is available generally within 15 calendar days after the end of the applicable month. Our NAV per share is calculated by ALPS Fund Services Inc. (the “NAV Accountant”), a third-party firm approved by our board of directors, including a majority of our independent directors. Our board of directors, including a majority of our independent directors, may replace the NAV Accountant, the Independent Valuation Firm, or any other party involved in our valuation procedures with another party, including our Advisor, if it is deemed appropriate to do so.
Each month, before taking into consideration accrued dividends or class-specific fee accruals, any change in the Aggregate Fund NAV (whether an increase or decrease) from the prior month is allocated among each class of Fund Interest (i.e., our outstanding shares, along with any classes of OP Units held by third parties) based on each class’s relative percentage of the previous Aggregate Fund NAV. Changes in the Aggregate Fund NAV reflect factors including, but not limited to, unrealized/realized gains (losses) on the value of our real property portfolio, real estate-related assets and liabilities, and monthly accruals for income and expenses (including accruals for performance based fees, if any, asset management fees and the distribution fee) and distributions to investors.
Our most significant source of net income is property income. For purposes of determining our NAV, we include all property and corporate-level income and expenses for the applicable month. Inherent in these amounts is the use of estimates, and such estimates are reconciled against actual results when available, with any variances incorporated into the following month’s NAV. For the purpose of calculating our NAV, all organization and offering costs reduce NAV as part of our corporate-level expenses.
Following the calculation and allocation of changes in the Aggregate Fund NAV as described above, NAV for each class is adjusted for accrued dividends and ongoing distribution fees that are currently payable, to determine the monthly NAV. Ongoing distribution fees are allocated on a class-specific basis and borne by all holders of the applicable class. These class-specific fees may differ for each class, even when the NAV of each class is the same. We normally expect that the allocation of ongoing distribution fees on a class-specific basis will result in different amounts of distributions being paid with respect to each class of shares. However, if no distributions are authorized for a certain period, or if they are authorized in an amount less than the allocation of class-specific fees with respect to such period, then pursuant to these valuation procedures, these class-specific fee allocations may lower the NAV of a share class. Therefore, as a result of the different ongoing fees allocable to each share class, each share class could have a different NAV per share. If the NAV of our classes are different, then changes to our assets and liabilities that are allocable based on NAV may also be different for each class.
Because the purchase price of shares in the primary offering is equal to the transaction price, which generally equals the most recently disclosed monthly NAV per share, plus the upfront selling commissions and dealer manager fees, which are effectively paid by purchasers of shares at the time of purchase, the upfront selling commissions and dealer manager fees have no effect on the NAV of any class.
NAV per share for each class is calculated by dividing such class’s NAV at the end of each month by the number of shares outstanding for that class on such day.

Probability-Weighted Adjustments
In certain circumstances, such as in an acquisition or disposition process, we may be aware of a contingency or contingencies that could impact the value of our assets, liabilities, income or expenses for purposes of our NAV calculation. For example, we may be party to an agreement to sell a property at a value different from that used in our current NAV calculation. The same agreement may require the buyer to assume a related mortgage loan with a fair value that is different from that used in our current NAV calculation. The transaction may also involve costs for brokers, transfer taxes, and other items upon a successful closing. To the extent such contingencies may affect the value of a property, the Independent Valuation Firm may take such contingencies into account when determining the value of such property for purposes of our NAV calculation. Similarly, we may adjust the other components of our NAV (such as the carrying value of our liabilities or expense accruals) for purposes of our NAV calculation. These adjustments may be made either in whole or in part over a period of time, and both the Independent Valuation Firm and we may take into account (a) the estimated probability of the contingencies occurring and (b) the estimated impact to NAV if the contingencies were to occur when determining the timing and magnitude of any adjustments to NAV.
NAV of our Operating Partnership and OP Units
Because certain fees to the Advisor are based on our Aggregate Fund NAV, our valuation procedures include the following methodology to determine the monthly NAV of the Operating Partnership and the OP Units. Our Operating Partnership has classes of OP Units that are each economically equivalent to our corresponding classes of shares. Accordingly, on the last day of each month, the NAV per OP Unit equals the NAV per share of the corresponding class. The NAV of our Operating Partnership on the last day of each month equals the sum of the NAVs of each outstanding OP Unit on such day.
Oversight by our Board of Directors
All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. As part of this process, our Advisor reviews the estimates of the values of our real property portfolio and real estate-related assets for consistency with our valuation guidelines and the overall reasonableness of the valuation conclusions, and informs our board of directors of its conclusions. Although our Independent Valuation Firm or other pricing sources may consider any comments received from us or our Advisor in making their individual valuations, the final estimated values of our real property portfolio and real estate-related assets are determined by the Independent Valuation Firm or other pricing sources, as applicable.
Our Independent Valuation Firm is available to meet with our board of directors to review valuation information, as well as our valuation guidelines and the operation and results of the valuation process generally. Our board of directors has the right to engage additional valuation firms and pricing sources to review the valuation process or valuations, if deemed appropriate.
Review of and Changes to Our Valuation Procedures
At least once each calendar year our board of directors, including a majority of our independent directors, reviews the appropriateness of our valuation procedures. With respect to the valuation of our properties, the Independent Valuation Firm provides the board of directors with periodic valuation reports. From time to time our board of directors, including a majority of our independent directors, may adopt changes to the valuation procedures if it (1) determines that such changes are likely to result in a more accurate reflection of NAV or a more efficient or less costly procedure for the determination of NAV without having a material adverse effect on the accuracy of such determination or (2) otherwise reasonably believes a change is appropriate for the determination of NAV. We will publicly announce material changes to our valuation procedures or the identity or role of the Independent Valuation Firm.
Limitations on the Calculation of NAV
The largest component of our NAV consists of real property investments and, as with any real estate valuation protocol, each property valuation is based on a number of judgments, assumptions or opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in a different estimate of the value of our real property investments. Although the methodologies contained in the valuation procedures are designed to operate reliably within a wide variety of circumstances, it is possible that in certain unanticipated situations or after the occurrence of certain extraordinary events (such as a terrorist attack or an act of nature), our ability to implement and coordinate our NAV procedures may be impaired or delayed, including in circumstances where there is a delay in accessing or receiving information from vendors or other reporting agents. Further, the NAV per share should not be viewed as being determinative of the value of our common stock that may be received in a sale to a third party or the value at which our stock would trade on a national stock exchange. Our board of directors may suspend this offering and the share redemption program if it determines that the calculation of NAV may be materially incorrect or there is a condition that restricts the valuation of a material portion of our assets.

•	CONFLICT RESOLUTION PROCEDURES
The following paragraph supersedes and replaces the sixth paragraph in the section of the Prospectus titled “ Conflict Resolution Procedures—Allocation of Investment Opportunities”:
The Sponsor may from time to time grant to certain Investment Vehicles certain exclusivity, rotation or other priority (each, a “Special Priority”) with respect to Industrial Investments. The only currently existing Special Priority has been granted to Build-to-Core Industrial Partnership III LLC (“BTC III”), pursuant to which BTC III will be presented one out of every three qualifying development Industrial Investments (subject to the terms and conditions of the BTC III partnership agreement) until such time as capital commitments thereunder have been fully committed. The Sponsor or its affiliates may grant additional Special Priorities in the future and from time to time.

•	PLAN OF DISTRIBUTION
The following disclosure replaces the similar disclosure under the heading “Plan of Distribution—Underwriting Compensation” in the Prospectus and all similar disclosure in the Prospectus.
Underwriting Compensation
We have entered into a dealer manager agreement with the Dealer Manager, pursuant to which the Dealer Manager agrees to, among other things, manage our relationships with third-party broker-dealers engaged by the Dealer Manager to participate in the distribution of shares of our common stock, which we refer to as “participating broker-dealers,” and financial advisors. The Dealer Manager also coordinates our marketing and distribution efforts with participating broker-dealers and their registered representatives with respect to communications related to the terms of the offering, our investment strategies, material aspects of our operations and subscription procedures. We will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of our shares.
Summary
The following table shows the upfront selling commissions and dealer manager fees payable at the time you subscribe for Class T, Class S, Class D or Class I shares.

	Maximum Upfront Selling Commissions as a % of Transaction Price		Maximum Upfront Dealer Manager Fees as a % of Transaction Price
Class T shares	up to 3.0%	*	up to 1.5%	*
Class S shares	up to 3.5%		None
Class D shares	None		None
Class I shares	None		None
* The sum of upfront selling commissions and upfront dealer manager fees on Class T shares may not exceed 3.5% of the transaction price.
The following table shows the distribution fees we will pay the Dealer Manager with respect to the Class T, Class S, Class D and Class I shares on an annualized basis as a percentage of our NAV for such class. The distribution fees will be paid monthly in arrears.

	Distribution Fee as a % of NAV
Class T shares	0.85%	(1)
Class S shares	0.85%
Class D shares	0.25%
Class I shares	None

(1)
Consists of an advisor distribution fee and a dealer distribution fee. We expect that generally the advisor distribution fee will equal 0.65% per annum and the dealer distribution fee will equal 0.20% per annum, of the aggregate NAV for each

Class T share. However, with respect to certain Class T shares, the advisor distribution fee and the dealer distribution fee may be other amounts, provided that the sum of such fees will always equal 0.85% per annum of the NAV of such shares.
In certain circumstances, the Dealer Manager may pay certain supplemental fees or commissions in connection with the sale of Class I shares in this offering as described below under “—Supplemental Fees and Commissions—Class I shares.”
Upfront Selling Commissions and Dealer Manager Fees
Class T and Class S shares. Subject to any discounts described below, the Dealer Manager will be entitled to receive upfront selling commissions of up to 3.0%, and dealer manager fees of up to 1.5%, of the transaction price per share of each Class T share sold in the primary offering; provided, however, that the sum of upfront selling commissions and upfront dealer manager fees will not exceed 3.5% of the transaction price. Subject to any discounts described below, the Dealer Manager will be entitled to receive upfront selling commissions of up to 3.5% of the transaction price of each Class S share sold in the primary offering. The Dealer Manager anticipates that all or a portion of the upfront selling commissions and dealer manager fees will be retained by, or reallowed (paid) to, participating broker-dealers.
Investors who purchase $150,000 or more in Class T or Class S shares from the same broker-dealer, whether in a single purchase or as the result of multiple purchases, may be eligible, depending on the policies of their participating broker-dealer, for volume discounts on the upfront selling commissions. The Dealer Manager and any participating broker-dealers that offer volume discounts to their clients and their registered representatives will be responsible for implementing the volume discounts. The net offering proceeds we receive will not be affected by any reduction of upfront selling commissions. Certain participating broker-dealers may elect not to offer volume discounts to their clients.
The following table illustrates the various discount levels that may be offered for Class T and Class S shares purchased in the primary offering:

Your Investment	Upfront Selling Commissions as a % of Transaction Price of Class S Share	Upfront Selling Commissions as a % of Transaction Price of Class T Share
Up to $149,999.99	3.50%	3.00%
$150,000 to $499,999.99	3.00%	2.50%
$500,000 to $999,999.99	2.50%	2.00%
$1,000,000 and up	2.00%	1.50%
If you qualify for a volume discount as the result of multiple purchases of our Class T or Class S shares, you will receive the benefit of the applicable volume discount for the individual purchase which qualified you for the volume discount, but you will not be entitled to the benefit for prior purchases. Additionally, once you qualify for a volume discount, you will receive the benefit for subsequent purchases through the same participating broker-dealer. For this purpose, if you purchase Class T or Class S shares issued and sold in this offering you will receive the benefit of such Class T or Class S share purchases in connection with qualifying for volume discounts in our subsequent offerings through the same participating broker-dealer.
For purposes of qualifying for a volume discount as the result of multiple purchases of shares, only an individual or entity with the same social security number or taxpayer identification number, as applicable may combine their purchases as a “single purchaser”; provided that, certain participating broker-dealers may also combine purchases by an individual investor and his or her spouse living in the same household as a “single purchaser” for purposes of determining the applicable volume discount.
Requests to combine purchase orders of Class T or Class S shares as a part of a combined order for the purpose of qualifying for discounts or fee waivers must be made in writing by the broker-dealer, and any resulting reduction in upfront selling commissions will be prorated among the separate subscribers. As with discounts provided to other purchasers, the net proceeds we receive from the sale of shares will not be affected by discounts provided as a result of a combined order.
In addition, we will not pay selling commissions or dealer manager fees with respect to sales of Class T or S shares through either of the following distribution channels: (1) through fee-based programs, also known as wrap accounts or (2) through investment advisers registered under the Investment Advisers Act of 1940 or applicable state law.
Your ability to receive a discount or fee waiver based on combining orders or otherwise may depend on the financial advisor or broker-dealer through which you purchase your Class T or Class S shares. An investor qualifying for a discount will receive a higher percentage return on his or her investment than investors who do not qualify for such discount. Accordingly, you should consult with your financial advisor about the ability to receive such discounts or fee waivers before purchasing Class T or Class S shares.

Any discounts or fee waivers will reduce the purchase price per Class T or Class S share, as applicable, and thereby allow the purchase of additional shares for the same investment amount. However, discounts or fee waivers may have the effect of lengthening the period of time such shares are subject to distribution fees, as lower upfront selling commissions or dealer manager fees will lengthen the amount of time it takes to reach the conversion thresholds described below under “—Distribution Fees.”
Class D and Class I shares. No upfront selling commissions will be paid with respect to Class D and Class I shares sold in this offering. However, in certain circumstances the Dealer Manager may pay certain supplemental fees or commissions in connection with the sale of Class I shares in this offering as described below under “—Supplemental Fees and Commissions—Class I shares.”
We do not pay selling commissions on shares sold pursuant to our distribution reinvestment plan.
Distribution Fees
Class T, Class S and Class D Shares
Subject to FINRA limitations on underwriting compensation and certain other limitations described below, we will pay the Dealer Manager a distribution fee (i) with respect to our outstanding Class T shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class T shares, consisting of an advisor distribution fee and a dealer distribution fee, which we generally expect will equal 0.65% per annum and 0.20% per annum, respectively, of the aggregate NAV for the Class T shares, provided, however, that with respect to certain Class T shares, the advisor distribution fee and the dealer distribution fee may be other amounts, provided that the sum of such fees will always equal 0.85% per annum of the NAV of such shares, (ii) with respect to our outstanding Class S shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class S shares and (iii) with respect to our outstanding Class D shares equal to 0.25% per annum of the aggregate NAV of our outstanding Class D shares.
The distribution fees will be paid monthly in arrears. The Dealer Manager will reallow (pay) or advance all or a portion of the distribution fees to participating broker-dealers and servicing broker-dealers as described below. Because the distribution fees with respect to the shares are calculated based on the aggregate NAV for all of the outstanding shares of each such class, it reduces the NAV with respect to all shares of each such class, including shares issued under our distribution reinvestment plan.
Eligibility to receive the distribution fee with respect to any Class T, Class S or Class D share is conditioned on a broker-dealer acting as the broker-dealer of record or acting as a servicing broker-dealer with respect to such share. If the applicable broker-dealer is not eligible to receive the distribution fee, the Dealer Manager will rebate to us the distribution fee that such broker-dealer would have otherwise been eligible to receive; provided, however, that the Dealer Manager shall retain the distribution fees to the extent that it has not recouped the total amount of distribution fees advanced by the Dealer Manager or to the extent that it serves as the broker-dealer of record in connection with any of the shares sold in this offering. The distribution fees are ongoing fees that are not paid at the time of purchase.
We will cease paying the distribution fees with respect to individual Class T, Class S and Class D shares when they are no longer outstanding, including as a result of conversion to Class I shares. Each Class T, Class S or Class D share held within a stockholder’s account shall automatically and without any action on the part of the holder thereof convert into a number of Class I shares at the Applicable Conversion Rate (as defined below) on the earliest of (a) a listing of any shares of our common stock on a national securities exchange, (b) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets and (c) the end of the month in which the Dealer Manager in conjunction with our transfer agent determines that the total upfront selling commissions, upfront dealer manager fees and ongoing distribution fees paid with respect to all shares of such class held by such stockholder within such account (including shares purchased through a distribution reinvestment plan or received as stock dividends) equals or exceeds 8.75% (or a lower limit set forth in any applicable agreement between the Dealer Manager and a participating broker-dealer, provided that the Dealer Manager advises our transfer agent of the lower limit in writing) of the aggregate purchase price of all shares of such class held by such stockholder within such account and purchased in a primary offering (i.e., an offering other than a distribution reinvestment plan).
In addition, after termination of a primary offering registered under the Securities Act, we will cease paying the distribution fees with respect to each Class T, Class S or Class D share sold in that primary offering, each Class T, Class S or Class D share sold under a distribution reinvestment plan pursuant to the same registration statement that was used for that primary offering, and each Class T, Class S or Class D share received as a stock dividend with respect to such shares sold in such primary offering or distribution reinvestment plan, on the date when, we, with the assistance of the Dealer Manager, determine that all underwriting compensation paid or incurred with respect to the offerings covered by that registered statement from all sources, determined pursuant to the rules and guidance of FINRA, would be in excess of 10% of the aggregate purchase price of all shares sold for the account of the Company through that primary offering. Further, each such share shall automatically and without any action on the part of the holder thereof convert into a number of Class I shares at the Applicable Conversion Rate at the end of the month in which such determination is made.
As used above, the “Applicable Conversion Rate” means (a) with respect to Class T shares, a ratio whereby the numerator is the most recently disclosed monthly Class T NAV per share and the denominator is the most recently disclosed monthly Class I NAV per share, (b) with respect to Class S shares, a ratio whereby the numerator is the most recently disclosed monthly Class S NAV per share and the denominator is the most recently disclosed monthly Class I NAV per share, and (c) with respect to Class D shares, a ratio whereby the numerator is the most recently disclosed monthly Class D NAV per share and the denominator is the most recently disclosed monthly Class I NAV per share. For each class of shares, the NAV per share shall be calculated as described in the most recent valuation procedures approved by our board of directors. Because we currently expect to allocate ongoing distribution fee expenses to our Class T, Class S and Class D shares through their distributions, and not through their NAV per share, we currently expect the Applicable Conversion Rate to remain 1:1 for our Class T, Class S and Class D shares.
Supplemental Fees and Commissions—Class I shares
In addition to the fees and commissions described above, the Dealer Manager may elect to pay supplemental fees or commissions to participating broker-dealers and servicing broker-dealers with respect to Class I shares sold in the primary offering. If such supplemental fees or commissions are paid with respect to an investment, the investor will be notified through disclosure on the subscription agreement. Such supplemental fees or commissions may be paid at the time of sale or over time. Any such supplemental fees and commissions will be considered underwriting compensation subject to the 10% underwriting compensation limit described below and will not be reimbursed by us, but may be reimbursed by the Advisor. Assuming that we sell the maximum primary offering in equal dollar amounts of each class offered, we do not expect such supplemental fees and commissions to exceed $2.5 million.
Other Compensation
We also pay directly, or reimburse the Advisor and the Dealer Manager if they pay on our behalf, any issuer organization and offering expenses (meaning organization and offering expenses other than underwriting compensation) as and when incurred. These expenses may include reimbursements for the bona fide due diligence expenses of participating broker-dealers, supported by detailed and itemized invoices, and similar diligence expenses of investment advisers. We may also pay directly, or reimburse the Advisor and the Dealer Manager if they pay on our behalf, certain underwriting compensation expenses, including legal fees of the Dealer Manager, costs reimbursement for registered representatives of participating broker-dealers to attend educational conferences sponsored by us or the Dealer Manager, attendance fees for registered persons associated with the Dealer Manager to attend seminars conducted by participating broker-dealers, reimbursement of broker-dealers for technology costs and expenses associated with the offering and costs and expenses associated with the facilitation of the marketing of our shares and ownership of our shares by their participating customers, and promotional items.
In addition, the Advisor may pay the Dealer Manager, without reimbursement by us, additional amounts in order to fund certain of the Dealer Manager’s costs and expenses related to the distribution of the offering, including compensation of certain registered employees of the Dealer Manager, reimbursements for customary travel, lodging, meals and reasonable entertainment expenses and other actual costs of registered persons associated with the Dealer Manager incurred in the performance of wholesaling activities, as well as supplemental fees and commissions paid by the Dealer Manager with respect to sales of Class I shares described above. Such payments will be considered underwriting compensation subject to the 10% underwriting compensation limit described below. Assuming that we sell the maximum primary offering in equal dollar amounts of each class offered, we do not expect such payments to exceed $34.8 million (including payments to reimburse the Dealer Manager for payments of any supplemental fees or commissions in connection with the sale of Class I shares that are not reimbursable by us, as described above in “—Supplemental Fees and Commissions—Class I shares”).
Limitations on Underwriting Compensation
The Dealer Manager will monitor the aggregate amount of underwriting compensation that we and the Advisor pay in connection with this offering in order to ensure we comply with the underwriting compensation limits of applicable FINRA rules. FINRA rules also limit our total organization and offering expenses (including upfront selling commissions, bona fide due diligence expenses and other underwriting compensation) to 15% of our gross offering proceeds from this offering. After the termination of the primary offering and again after termination of the offering under our distribution reinvestment plan, the Advisor has agreed to reimburse us to the extent that total cumulative organization and offering expenses (including selling commissions, the dealer manager fee, the distribution fee and any additional underwriting compensation) that we incur exceed 15% of our gross proceeds from the applicable offering.

The following table assumes that (1) we sell the maximum primary offering amount, (2) 1/6 of primary offering gross proceeds come from sales of Class T shares, 1/6 of primary offering gross proceeds come from sales of Class S shares, 1/3 of primary offering gross proceeds come from sales of Class D shares and 1/3 of primary offering gross proceeds come from sales of Class I shares, (3) no shares are reallocated between the primary offering and the distribution reinvestment plan, and (4) all Class T and Class S shares are sold with the highest possible upfront selling commissions and dealer manager fees. The table does not give effect to any shares issued pursuant to our distribution reinvestment plan. The following table also assumes that we will cease paying distribution fees with respect to any Class T, Class S and Class D shares after the time the total upfront selling commissions, dealer manager fees and distribution fees with respect to such Class T, Class Sand Class D share reach 8.75% of the gross proceeds from the primary offering of such Class T, Class S or Class D share.
Maximum Estimated Underwriting Fees and Expenses
At Maximum Primary Offering of $2,500,000,000

Upfront selling commissions and dealer manager fees	$28,180,000	1.1%
Supplemental fees and commissions	$2,500,000	0.1%
Distribution fees (1)	$117,653,000	4.7%
Wholesaling compensation allocations (2)	$29,500,000	1.2%
Reimbursements related to retail activities (3)	$2,245,000	0.1%
Reimbursements for wholesaling activities (4)	$2,773,000	0.1%
Legal fees allocable to the Dealer Manager	$100,000	—%
Promotional items	$274,000	—%
Total	$183,225,000	7.3%

(1)
We will pay the Dealer Manager a distribution fee with respect to our outstanding Class T, Class S and Class D shares as described above under “—Distribution Fees—Class T, Class S and Class D shares.” The numbers presented reflect that distribution fees are paid over a number of years, and as a result, will cumulatively increase above the per annum percentage amounts over time. The Dealer Manager will reallow (pay) or advance all or a portion of the distribution fee to participating broker-dealers and servicing broker-dealers with respect to such shares, and will rebate distribution fees to us to the extent a broker-dealer is not eligible to receive it, provided, however, that the Dealer Manager shall retain the distribution fees to the extent that it has not recouped the total amount of distribution fees advanced by the Dealer Manager or to the extent that it acts as the broker-dealer of record in connection with any of the shares sold in this offering. The distribution fees are ongoing fees that are not paid at the time of purchase.

(2)
Represents the estimated amount of non-transaction based and transaction-based compensation of the Dealer Manager’s employees engaged in the distribution of this offering that will be allocated to this offering under applicable FINRA rules. The Advisor will reimburse the Dealer Manager for these expenses, without reimbursement from us, to the extent permissible under applicable FINRA rules.

(3)
Consists primarily of (a) fees paid to participating broker-dealers to attend retail seminars sponsored by such participating broker-dealers and (b) amounts used to reimburse participating broker-dealers for the actual costs incurred by registered representatives for travel, lodging and meals in connection with attending bona fide training and education meetings sponsored by us or the Dealer Manager. We will reimburse the Dealer Manager for these expenses to the extent permissible under applicable FINRA rules.

(4)
Consists primarily of expense reimbursements for actual costs incurred by employees of the Dealer Manager in the performance of wholesaling activities, including reasonable entertainment expenses and actual costs incurred by such employees for travel, lodging and meals in connection with attending retail seminars sponsored by participating broker-dealers and bona fide training and education meetings sponsored by us or the Dealer Manager. The Advisor will reimburse the Dealer Manager for these expenses, without reimbursement from us, to the extent permissible under applicable FINRA rules.

Term of the Dealer Manager Agreement
Either party may terminate the dealer manager agreement upon 60 days’ written notice to the other party or immediately upon notice to the other party in the event such other party failed to comply with a material provision of the dealer manager agreement.

•	EXPERTS
The statements included in this Supplement under “November 30, 2018 NAV Per Share,” relating to the role of Altus Group U.S., Inc. as the Independent Valuation Firm, and the valuation of the real properties and related assumptions have been reviewed by Altus Group U.S., Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations.